UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
ACORDA THERAPEUTICS, INC.

(Name of Issuer)
Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)
00484M106
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing
of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00484M106	13G	Page	2	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	00484M106	13G	Page	3	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	00484M106	13G	Page	4	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	00484M106	13G	Page	5	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sigma Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	00484M106	13G	Page	6	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0% (see Item 4)

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)   Name of Issuer:
Acorda Therapeutics, Inc.
Item 1(b)   Address of Issuer’s Principal Executive Offices:
15 Skyline Drive, Hawthorne, New York 10532
Items 2(a) Name of Person Filing:
This statement is filed by: (i) S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) with respect to shares of common stock, $0.001 par value per share (“Shares”), of the Issuer beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”); (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”) with respect to Shares beneficially owned by SAC Capital Associates; (iii) SAC Capital Associates with respect to Shares beneficially owned by it; (iv) Sigma Capital Management, LLC (“Sigma Management”) with respect to Shares beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); and (v) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, Sigma Management and Sigma Capital Associates.
Item 2(b)   Address of Principal Business Office:
The address of the principal business office of (i) SAC Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902; (ii) SAC Capital Management and Sigma Management is 540 Madison Avenue, New York, New York 10022, and (iii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.
Item 2(c)   Citizenship:
SAC Capital Advisors, SAC Capital Management and Sigma Management are Delaware limited liability companies. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.
Item 2(d)   Title of Class of Securities:
Common Stock, par value $0.001 per share

Item 2(e)   CUSIP Number:
00484M106
Item 3       Not Applicable
Item 4       Ownership:
As of the close of business on December 31, 2008:
1. S.A.C. Capital Advisors, LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-
2. S.A.C. Capital Management, LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-
3. S.A.C. Capital Associates, LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-

4. Sigma Capital Management, LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-
5. Steven A. Cohen
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-
SAC Capital Advisors, SAC Capital Management, Sigma Management and Mr. Cohen own directly no Shares. Pursuant to investment management agreements in effect at the time, each of SAC Capital Advisors and SAC Capital Management shared all investment and voting power with respect to the securities held by SAC Capital Associates. Pursuant to an investment management agreement, Sigma Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management and Sigma Management. Each of SAC Capital Advisors, SAC Capital Management, Sigma Management and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.
Item 5       Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
  Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
  Not Applicable
Item 8    Identification and Classification of Members of the Group:
 Not Applicable
Item 9    Notice of Dissolution of Group:
 Not Applicable
Item 10  Certification:
          By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 8, 2009

S.A.C. CAPITAL ADVISORS, LLC

By:	/s/ Peter Nussbaum

Name:	Peter Nussbaum
Title:	Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Nussbaum

Name:	Peter Nussbaum
Title:	Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC

By:	/s/ Peter Nussbaum

Name:	Peter Nussbaum
Title:	Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Nussbaum

Name:	Peter Nussbaum
Title:	Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum

Name:	Peter Nussbaum
Title:	Authorized Person